09045105

2009 JAN 13 A 8:3

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 7, 2009

Exemption No: 82-35009

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 7, 2009 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended December 31, 2008.

Copies of the above letters are enclosed for information and records.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 7, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended December 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited

Encl: As above

RECEIVED
2009 JAN 13 A 9:3

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 7, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended December 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.mrl.in

JAN 13 A 8:35

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | **As On : 31st December 2008**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares: As a percentage of (A+B)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	886763053	886741550	54.56	54.30
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**34**	**895608142**	**895586539**	**55.10**	**54.84**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**34**	**895608142**	**895586539**	**55.10**	**54.84**

Reliance Natural Resources Limited

(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	169	2874159	2401194	0.18	0.18
(b)	Financial Institutions/Banks	384	1047846	924984	0.06	0.06
(c)	Central Government/State Governments	61	1059715	56256	0.07	0.06
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	14	54903756	54900127	3.38	3.36
(f)	Foreign Institutional Investors	387	49565734	49442865	3.05	3.04
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1015**	**109451210**	**107725426**	**6.73**	**6.70**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8954	91054332	90366836	5.60	5.58
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2642707	480421039	432281043	29.56	29.42
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	513	29727059	29149563	1.83	1.82
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	20440	19038398	14973792	1.17	1.17
	Sub -Total (B)(2)	**2672614**	**620240828**	**566771234**	**38.16**	**37.98**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2673629**	**729692038**	**674496660**	**44.90**	**44.68**
	TOTAL (A) +(B)	**2673663**	**1625300180**	**1570083199**	**100.00**	**99.52**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**7830242**	**7830242**	**0.00**	**0.48**
	GRAND TOTAL (A)+(B)+(C)	**2673664**	**1633130422**	**1577913441**	**100.00**	**100.00**

Reliance Natural Resources Limited

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55
2	Reliance Capital Limited	1 64 92 758	1.01
3	Reliance Innoventures Private Limited	1 15 29 001	0.71
4	Sonata Investments Limited	5 00 000	0.03
5	Hansdhwani Trading Company Pvt Ltd	40	0.00
6	Anil D Ambani	18 59 171	0.11
7	Jaianmol A. Ambani	16 69 759	0.10
8	Jaianshul A. Ambani	100	0.00
9	Kokila D. Ambani	36 65 227	0.22
10	Tina A Ambani	16 50 832	0.10
	TOTAL	**89 56 08 142**	**54.84**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder		No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA			
	1.1 Life Insurance Corporation Of India	42523391		
	1.2 Life Insurance Corporation Of India	250		
	1.3 Life Insurance Corporation Of India	576		
	1.4 Life Insurance Corporation Of India	1850	42526067	2.60
	TOTAL		42526067	2.60

Reliance Natural Resources Limited

I(d) <u>Statement showing details of locked -in shares</u>

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	Promoter	410000000	25.11
	TOTAL		**410000000**	**25.11**

II(a) <u>Statement showing details of Depository Receipts (DRs)</u>

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) B1:E2
1	GDR	3915121	7830242	0.48
	TOTAL		**7830242**	**0.48**

II(b) <u>Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares</u>

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	
1	Nil		0	0.00
	TOTAL		**0**	**0.00**

END